

January 29, 2008

Via Facsimile (212) 872-1002
Patrick J. Dooley, Esq.
Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, New York
(212) 872-1000

Re: Golden Telecom, Inc.
       Schedule TO-T filed January 18, 2008 by VimpelCom Finance B.V., et al., as amended
       File No. 005-56995

Dear Mr. Dooley:

We have the following comments on your filings.

General

1.   It appears the bidders' financial information is material and should therefore be included in the offer document pursuant to Item 10 of Schedule TO. In particular, we note that while you state that you do not have a financing condition, in reliance on the debt commitment letter to VimpelCom from ABN AMRO Bank N.V. et al., the company may terminate the merger agreement, which would terminate the offer, where "Evidence of Funding" has not been provided before the "Financing Documentation Deadline", of February 28, 2008. "Evidence of Funding" includes, among other things, (i) a definitive facility agreement executed by VimpelCom, as borrower, which will provide financing for VimpelCom in the amount and for the purposes and on the terms contemplated by the debt commitment letter, and (ii) a definitive loan agreement executed by VimpelCom, as lender and Merger Sub, as borrower, which loan agreement will provide financing for Merger Sub in the amount and for the purposes and on the terms contemplated by the Merger Sub commitment letter. This structure would appear to constitute a financing condition. Further, VimpelCom may require shareholder approval to lend the required funds to the Merger Sub. The bidders, therefore, do not satisfy the criteria for the safe harbor contained in Instruction 2 because the offer is subject to a financing condition. See Section G.2(a) of Exchange Act Release No. 34-42055 (October 26, 1999). We note your statement on page 75 that Merger Sub's obligation to consummate the offer and the Merger pursuant to the Merger Agreement is not contingent on Merger Sub's obtaining sufficient financing under the debt commitment letter from VimpelCom or on

VimpelCom's obtaining financing, and that where the Merger Sub did not consummate the offer, Parent or Merger Sub may be required to pay a reverse termination fee to the Company. Either revise to include the financial information for the bidders or provide us with an analysis for why their financial statements are not material in the context of this tender offer. Please be aware that adding new, material information in an amended filing may require dissemination of that information to shareholders and an extension of the offer.

2.   We believe that the financing condition remains unsatisfied despite the bidders' receipt of a commitment letter from ABN AMRO Bank N.V. et al.. Please confirm your understanding that at least five business days must remain in the offer after the financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Exchange Act Release No. 34-24296 (April 3, 1987).

3.   All conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Your offer expiration date is February 15, 2008, but the Financing Documentation Deadline is February 28, 2008, it appears, therefore, that the offerors intend for this condition to survive offer expiration. Please revise here and throughout your disclosure, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

4.   Further, we note that the Financing Documentation Deadline will be extended to April 10, 2008, if VimpelCom determines that a vote of its shareholders is required under applicable law to approve VimpelCom entering into definitive documentation pursuant to which VimpelCom commits to lend to the Merger Sub an aggregate principal amount up to $4.35 billion. Disclose when this determination will be made, as it appears to be a condition to the offer that should be satisfied or waived prior to expiration.

Section 11. Certain Conditions of the Offer, page 78

5.   Refer to subparagraph (j), which relates to the bidders' determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the bidder decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

6.   We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the penultimate paragraph

to exclude actions or omissions to act by the bidders as a reason for the assertion of a condition.

7.   You state that you may assert or waive any condition of the offer "at any time and from time to time." Please revise to clarify that all conditions to the offer must be satisfied or waived prior to expiration of the offer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each bidder acknowledging that:

- the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions